EXHIBIT 99.14
Media Release
Rio Tinto releases details of $8.4 billion of taxes and royalties paid in 2024
27 March 2025
Rio Tinto has published its 2024 Taxes and Royalties Paid Report, which details $8.4 billion of taxes and royalties paid globally during the year (2023: $8.5 billion).
In Australia, which is home to almost half of the company’s global business, taxes and royalties totalling $6.3 billion (A$9.5 billion) were paid in 2024, including corporate tax paid of $3.7 billion (A$5.5 billion). Rio Tinto also made significant tax and royalty payments in Chile ($615 million), Canada ($506 million), Mongolia ($482 million), and the United States ($136 million).
Rio Tinto Chief Financial Officer Peter Cunningham said: “We believe transparency encourages accountability
– ours as well as others’ – which is why we openly report of our tax and royalty payments.
“We seek to operate responsibly everywhere we work, and the taxes and royalties we pay to governments play a critical role in supporting the economic health and development of the regions where we operate.
“Our economic contribution can be significant for national budgets and local development priorities such as job creation and skills training for the countries where we do business. And our voluntary social investment delivers further value to communities, allowing them to invest in their own social and economic development for years to come.
“Our commitment to safely and sustainably access the world’s essential materials underpins everything we
do. We strive to operate responsibly at every stage of our business, and to continue to work to find better ways to support the communities in which we operate.”
In the past 10 years, Rio Tinto has paid $77.3 billion in taxes and royalties globally, of which more than 78%
was paid in Australia.
Media Release
Contacts
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Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
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